Via E-mail and EDGAR Suzanne Hayes Assistant Director, Disclosure Operations Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Allen & Overy LLP 1221 Avenue of the Americas New York NY 10020 Tel 212 610 6300 Fax 212 610 6399 Direct line 212 610 6309

Our ref                     0013935-0000044 NY:17897085.1

October 18, 2013

Re:	Bank of Montreal

Amendment No. 1 to Registration Statement on Form F-3

Filed October 4, 2013

File No. 333-189814

Dear Ms. Hayes,

On behalf of Bank of Montreal (the Bank) and BMO Covered Bond Guarantor Limited Partnership (the Guarantor), this letter responds to your letter, dated October 17, 2013 (the Comment Letter), regarding the above-referenced Amendment No. 1 to Registration Statement (the Registration Statement). We are at this time, on behalf of the Bank and the Guarantor (the Registrants), submitting pre-effective Amendment No. 2 to the Registration Statement (Amendment No. 2). For your convenience, each comment from the Comment Letter is repeated in its entirety and numbered to correspond with its number in the Comment Letter. Each comment is followed by a response made on behalf of the Registrants.

Each capitalized term that is used in this letter without definition has the meaning specified in the prospectus (the “prospectus”) or the form of prospectus supplement included in Amendment No. 2.

Summary of the Principal Documents, page 109

Mortgage Sale Agreement, page 116

Repurchase of Loans, page 128

1.	We note your response to comment 28 of our letter dated July 30, 2013 and we reissue that comment in part. Please include the cross-reference to the relevant risk factor that explains the risks and conflicts associated with the Bank or its affiliates being the party obligated to repurchase.

Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is authorized and regulated by the Solicitors Regulation Authority of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AD and at the above address. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications.

Allen & Overy LLP or an affiliated undertaking has an office in each of: Abu Dhabi, Amsterdam, Antwerp, Athens, Bangkok, Beijing, Belfast, Bratislava, Brussels, Bucharest (associated office), Budapest, Casablanca, Doha, Dubai, Düsseldorf, Frankfurt, Hamburg, Hanoi, Ho Chi Minh City, Hong Kong, Istanbul, Jakarta (associated office), London, Luxembourg, Madrid, Mannheim, Milan, Moscow, Munich, New York, Paris, Perth, Prague, Riyadh (associated office), Rome, São Paulo, Shanghai, Singapore, Sydney, Tokyo, Warsaw and Washington, D.C.

Response: As requested, the Registration Statement has been revised to include a cross-reference to the risk factors under the section “Risk Factors—reliance on certain transaction parties,” which explains the risks and conflicts associated with the Bank or its affiliates acting as a transaction party under the program, has been added to the referenced section.

Servicing Agreement, page 131

Representations and Warranties of the Servicer, page 133

2.	Please disclose the credit ratings required to maintain the Servicing Agreement, in lieu of referring to a defined term.

Response: As requested, the Registration Statement has been revised to include the actual credit ratings required to maintain the Servicing Agreement in lieu of using the defined term.

Taxation, page 201

Canadian Taxation, page 212

3.	Please revise your disclosure to indicate that the Canadian Taxation section constitutes the opinion of counsel and identify Canadian counsel.

Response: As requested, the Registration Statement has been revised to indicate that the Canadian Taxation section constitutes the opinion of counsel and identify Canadian counsel.

4.	Please revise the opening sentence to clarify that the section is a discussion of all material Canadian federal income tax information.

Response: As requested, the Registration Statement has been revised to clarify that the section is a discussion of all material Canadian federal income tax information.

Item 9. Exhibits, page II-3

5.	Please have counsel revise Exhibit 5.1 as follows:

•	Opine that each Covered Bond will be a binding obligation of the bank and that the guarantees will be binding obligations of guarantor.

•	Remove the limitations on reliance included in the first full paragraph on page 3.

You may refer to Sections II.B.1.e and II.B.3.d of Staff Legal Bulletin No. 19 for guidance.

Response: As requested, Exhibit 5.1 has been revised to (i) opine that each Covered Bond will be a binding obligation of the bank and that the guarantees will be binding obligations of guarantor and (ii) remove the limitations on reliance included in the first full paragraph on page 3.

6.	We note that Exhibit 23.1 is missing the accounting firm’s name and signature. Please re-file the exhibit including these items with your next amendment.

Response: As requested, Exhibit 23.1 has been refiled to include the accounting firm’s name and signature.

The Bank hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Bank may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments concerning the contents of this letter, please do not hesitate to call the undersigned at (212) 610-6309.

Very truly yours,

/s/ Lawton M. Camp
Lawton M. Camp Allen & Overy LLP

cc:	United States Securities and Exchange Commission:

Laura Crotty, United States Securities and Exchange Commission

Ramin Olson, United States Securities and Exchange Commission

Bank of Montreal:

Catherin Cranston, Senior Vice President, Finance and Treasurer

Brad Chapman, Senior Legal Counsel

Muhammad Amir, Corporate Treasury

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